# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Venture Global, Inc., CIK 0002007855
CUSIP: 92333F101
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 19th Street North, Suite 1500, Arlington, Virginia (VA), 22209
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001163368

## Reporting persons
- Pacific Investment Management Company LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 354,683,306; shared voting power 0; sole dispositive power 354,683,306; shared dispositive power 0; aggregate amount beneficially owned 354,683,306 (78.6% of the class)

## Item 1. Issuer
Name of issuer: Venture Global, Inc.
Address of issuer's principal executive offices: 1001 19th Street North, Suite 1500, Arlington, VA 22209

## Item 2. Person Filing
Name of person filing: Pacific Investment Management Company LLC ("PIMCO")
Address of principal business office or, if none, residence: 650 Newport Center Drive, Newport Beach, CA 92660
Citizenship: Filer is organized in Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
354,683,306
The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO's affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
Percent of class:
78.6%

Based on 451,257,010 shares of Class A Common Stock outstanding as of May 2, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025 filed with the Securities and Exchange Commission on May 13, 2025 (the "Form 10-Q"). The shares of Class A Common Stock held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser represent 1.8% of total combined voting power, based on 1,968,604,458 shares of Class B Common Stock outstanding as of May 2, 2025, as reported on the Form 10-Q. The Issuer's Class A Common Stock has one vote per share, and the Issuer's Class B Common Stock has ten votes per share.
Sole power to vote or to direct the vote: 354,683,306
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 354,683,306
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: LVS III LP, OC II LVS I LP, OC III LFE IV LP, PIMCO Global Cross-asset Opportunities Master Fund LDC, and TOCU X LLC, private funds of which PIMCO is the investment adviser, each hold the securities reported herein for the benefit of their respective investors, in their respective investment advisory accounts managed by PIMCO, and each such fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that it holds. LVS III LP has an interest in 64,911,963 of the shares reported herein, representing approximately 14.4% of the class. OC II LVS I LP has an interest in 87,025,426 of the shares reported herein, representing approximately 19.3% of the class. OC III LFE IV LP has an interest in 29,025,050 of the shares reported herein, representing approximately 6.4% of the class. PIMCO Global Cross-asset Opportunities Master Fund LDC has an interest in 65,196,744 of the shares reported herein, representing approximately 14.4% of the class. TOCU X LLC has an interest in 87,694,435 of the shares reported herein, representing approximately 19.4% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (05/13/2025)